SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of July 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated July 12, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 12, 2004

MEDIA ADVISORY

Spectrum Signal Processing to Host 2004 Second Quarter Results Conference Call and Live Audio Webcast

Burnaby, B.C., Canada — July 12, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its second quarter results after market close on Thursday, July 29th, 2004. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the second quarter.

To access the Spectrum Conference Call:

Date: Thursday, July 29th, 2004

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 1.877.211.7911. A replay of the call will be available from July 29th to August 3rd and can be accessed by dialing 1.416.695.5800 followed by the access code 3079977#.

Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until August 11th, 2004.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing Inc. (NASDAQ: SSPI/TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, Maryland provides applications engineering services and modified COTS platforms to the U.S. Government, its allies, and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Business Media and Investor Relations
Phone: 604.421.5422
Email: brent_flichel@spectrumsignal.com